ANNUAL INFORMATION FORM

For the year ended April 30, 2021

Date: April 21, 2022

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (this "AIF") of Vizsla Silver Corp. (the "Company") is as of April 30, 2021.

Financial Information

The Company's financial results are prepared and reported in accordance with International Account Standard issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee.

Currency and Exchange Rate Information

All dollar amounts (i.e. "$"), unless otherwise indicated, are expressed in Canadian.

Documents Incorporated by Reference

The technical report titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" (the "Technical Report") with an effective date of  March 1, 2022, prepared for the Company by Tim Maunula, P.Geo. of T. Maunula & Associates Consulting Inc. and Kevin Murray, P.Eng. of Ausenco Engineering Canada Inc. is specifically incorporated by reference into this Annual Information Form and may be obtained online at the SEDAR website at www.sedar.com.

FORWARD-LOOKING INFORMATION

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19")  and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such  as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be  achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 26, 2017 pursuant to the Business Corporations Act (British Columbia) under the name "Vizsla Capital Corp.". On March 8, 2018, the Company changed its name to "Vizsla Resources Corp."  On February 5, 2021, the Company change its name to Vizsla Silver Corp.

The head office of the Company is located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7.  The registered and records office of the Company is located at c/o Forooghian + Company Law Corporation, Suite 401, 353 Water Street, Vancouver, British Columbia V6B 1B8.

The Company is a reporting issuer in all provinces and territories of Canada and its common shares (the "Common Shares") are listed on the TSX Venture Exchange (the "TSXV") under the trading symbol "VZLA". The Company is classified as a Tier 2 Mining Issuer on the TSXV.  On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

Intercorporate Relationships

As at April 30, 2021, the Company had three wholly-owned subsidiaries: NorthBase Resources Inc., Vizsla Royalty Corp., and Canam Alpine Ventures Ltd., all of which were incorporated pursuant to the Business Corporations Act (British Columbia).  Canam Alpine Ventures Ltd. has two wholly-owned subsidiaries in Mexico: Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company was formed to engage in the business of the acquisition, exploration and development of mineral resource properties.  The Company is currently focused on the exploration and development of the Panuco-Copala Property (as defined below).

Three Year History

On September 19, 2018, the Company completed its initial public offering ("IPO") of its Common Shares and listing as a Tier 2 company on the TSXV.  The IPO consisted of the issuance of 4,333,333 Common Shares at a price of $0.15 per Common Shares and 750,000 flow-through Common Shares at a price of $0.20 per flow-through Common Share for gross proceeds of $800,000.  Haywood Securities Inc. (the "Agent") acted as the Company's agent in respect of the IPO. The Company paid to the Agent an aggregate cash commission equal to $56,000. In addition, the Company granted the Agent and its sub-agents non-transferable warrants entitling the Agent and its sub-agents to purchase a total of 355,833 Common Shares at a price of $0.15 per Common Share until September 19, 2020. In connection with closing of the IPO, the Agent also received a corporate finance fee in the amount of $25,000.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of NorthBase Resources Inc. ("NorthBase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of NorthBase shares received one Common Share of the Company in exchange for each NorthBase share held. The Company issued an aggregate 9,100,001 Common Shares in connection with the acquisition of NorthBase.

On June 6, 2019, the Company completed a non-brokered private placement of 13,192,829 units of the Company at a price of $0.15 per unit for gross proceeds of $1,978,924. Each unit consisted of one Common Share and one full warrant. Each full warrant is exercisable to acquire one additional Common Share of the Company at an exercise price of $0.25 until June 6, 2021.  In connection with the closing of the private placement, the Company also paid eligible finders' fees to Haywood Securities Inc., PI Financial Corp. and Mackie Research Capital Corp. for an aggregate amount of $87,149.98 cash and 581,000 brokers' warrants. The brokers' warrants are exercisable at $0.25 per warrant share until June 6, 2021.

During June 2019, the Company appointed Martin Bajic as Chief Financial Officer following the resignation of Kenneth Phillippe and appointed Charles Funk as VP, Exploration.

On September 13, 2019, the Company entered into a definitive share purchase agreement (the "Share Purchase Agreement") to acquire all of the outstanding shares of Canam Alpine Ventures Ltd. ("Canam") (the "Canam Acquisition"). Canam holds options (the "Options") to acquire a 100% interest in the 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, in the Municipio of Concordia (the "Panuco-Copala Property").  The Panuco-Copala Property covers the historic Panuco-Copala silver and gold mining district that has been in production for over 450 years. The option allows for the acquisition of a mill, mines, tailings facilities, roads, power and permits, and the company is aggressively exploring the property. Pursuant to the Canam Acquisition, the Company agreed to acquire Canam for a total staged consideration of 18,000,000 Common Shares as follows: (a) 6,000,000 Common Shares were issued on closing of the Canam Acquisition, (b) 6,500,000 Common Shares will be issued upon definition of a resource greater than 200,000 gold equivalent ounces, and (b) 5,500,000 Common Shares will be issued upon exercise of the Options.  The Company closed the Canam Acquisition on November 5, 2019. A finder's fee of 750,000 Common Shares was paid in connection with the Canam Acquisition.  The Company commenced exploration work on the Panuco-Copala Property in January 2020.

On November 28, 2019, and December 5, 2019, the Company completed two tranches of a brokered private placement of 10,000,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $4,000,000.  The brokered private placement was led PI Financial Corp. and a syndicate of agents. In connection with the closing, the Company paid a cash commission of 6% and 6% compensation options to the agents. Each compensation option is exercisable to acquire one Common Share at a price of $0.40 per Common Share for a period of two years.

In December 2019, the Company completed a non-brokered private placement of 5,051,939 Common Shares at a price of $0.40 per Common Share for gross proceeds of approximately $2,020,776.  In connection with the closing of the private placement, the Company also paid eligible finders' fees of 6% and 6% finder's warrants on a portion of the private placement.  The finder's warrants are exercisable at a price of $0.40 per Common for a period of two years.

On June 18, 2020, the Company completed a bought deal prospectus offering whereby it issued 10,752,500 Common Shares at a price of $0.43 per Common Share for gross proceeds of $4,623,575. The prospectus was conducted by Canaccord Genuity Corp. (the "Agent"). In connection with the prospectus offering, the Company paid the Agent a cash commission of $277,415 and issued 645,150 broker warrants entitling the holder to purchase an additional Common Share at $0.43 per share for a period of two years.

On July 30, 2020, the Company closed a bought deal private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410 (the "Bought Deal Private Placement"). Each unit consisted of one Common Share and one warrant exercisable at $2.40 and expiring July 30, 2022. The Bought Deal Private Placement was completed through a syndicate of underwriters led by Canaccord Genuity Corp. and which included PI Financial Corp., Haywood Securities Inc. and Sprott Capital Partners LP (the "Private Placement Underwriters"). In connection with the Bought Deal Private Placement, the Company paid the Private Placement Underwriters a cash commission of $1,813,465 and issued 962,580 finders warrants entitling the holder to purchase an additional Common Share at $1.87 per share for a period of two years.

On July 30, 2020, the Company also closed a non-brokered private placement whereby it issued 240,000 units at a price of $1.87 per unit for gross proceeds of $448,800. In connection with the non-brokered private placement, the Company paid finders fees of $13,464.

On October 1, 2020, the Company appointed Veljko Brcic as VP of Corporate Development.

On December 1, 2020, the Company appointed Mahesh Liyanage as Chief Financial Officer following the resignation of Martin Bajic.

On January 28, 2021, the Company promoted Charles Funk to the role of Technical Director and Martin Dupuis to Vice President of Technical Services and appointed Hernando Rueda as Country Manager.

On February 5, 2021, the Company change its name from "Vizsla Resources Corp." to "Vizsla Silver Corp".

On June 3, 2021, the Company closed a bought deal prospectus offering of 27,600,000 units of the Company at a price of C$2.50 per unit for aggregate gross proceeds of C$69,000,000 (the "Prospectus Offering").  Each unit consisted of one Common Share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one Common Share of the Company until December 3, 2022, at a price of C$3.25.

The Prospectus Offering was conducted by Canaccord Genuity Corp., as lead underwriter and sole bookrunner, PI Financial Corp., Clarus Securities Inc. and Sprott Capital Partners LP (the "Prospectus Underwriters"). In connection with the Prospectus Offering, the Company paid the Prospectus Underwriters a cash commission cash commission equal to 6% of the gross proceeds raised under the Prospectus Offering, other than in respect of sales of the Prospectus Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Prospectus Underwriters in connection with the Prospectus Offering, on closing the Company issued broker warrants to the Prospectus Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of units sold under the Prospectus Offering (3% in respect of the President's List) at an exercise price of C$2.50.

On June 18, 2021, the Company closed a non-brokered private placement whereby it issued a total of 1,690,000 units at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one Common Share at a price of $3.25 per Common Share for a period of 18 months. In connection with the private placement, the Company paid cash finder's fees in the amount of $253,500 and issued 101,400 finder warrants, exercisable at any time on or before December 18, 2022 at an exercise price of C$2.50.

On April 19, 2021, the Company entered into an arrangement agreement with Vizsla Copper Corp. ("SpinCo") pursuant to which the Company agreed to a court approved plan of arrangement spin-out of its British Columbia copper exploration assets to SpinCo (the "Arrangement"). The Arrangement involved a distribution of common shares of SpinCo to the Company's shareholders, such that each shareholder of the Company would receive 0.3333 common share of SpinCo for every one common shares of the Company held, with the effect that, on the effective date of the Arrangement, the shareholders of the Company, other than dissenting shareholders, would own 100% of SpinCo.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 million working capital to SpinCo in connection with the Arrangement.  On September 20, 2021, the Company transferred its 100% interest in the Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia to SpinCo and completed the Arrangement to spin out the shares of SpinCo to the shareholders of the Company. Pursuant to the Arrangement, holders of common shares of the Company on September 19, 2021, received one new common share of the Company and 0.3333 of a SpinCo share for each common share held.

On July 20, 2021, the Company entered into a binding amending agreement (the "Panuco Amending Agreement") with Minera Rio Panuco SA de CV and a binding option exercise notice ("Copala Exercise Notice") with Silverstone Resources SA de CV, which together constituted the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala Property.

Under the Panuco Amending Agreement, the Company agreed to:

  a cash payment of US$4,250,000 payable to Minera Rio Panuco SA de CV upon signing of the Panuco Amending Agreement;
  The issuance to Minera Rio Panuco SA de CV of 6,245,902 Common Shares at a price of C$2.44 per Common Share upon the completion of the transfer of the Panuco property on or before August 10, 2021; and
  A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before December 31, 2021.

Under the Copala Exercise Notice, the Company agreed to:

  A cash payment of US$9,500,000 payable to Silverstone Resources SA de CV upon the completion of the transfer of the Copala Property on or before August 3, 2021; and
  The issuance to Silverstone Resources SA de CV of 4,944,672 Common Shares at a price of C$2.44 per share upon the completion of the transfer of the Copala property.

On July 27, 2021, the Company appointed Michael Pettingell as VP of Business Development and Strategy.

On January 21, 2022, the Company's common shares were approved to list on the NYSE American and commenced trading under the symbol "VZLA".

On April 7, 2022, the Company filed on SEDAR an independent technical report containing a maiden mineral resource estimate on the Company's Panuco-Copala project.

Significant Acquisitions

During the year ended April 30, 2021, the Company did not complete any significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102.

DESCRIPTION OF BUSINESS

General Description of the Business

Business of the Company

As of the date of this AIF, the primary business of the Company is the exploration and development of the Panuco-Copala Property.

Specialized Skill and Knowledge

A number of aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine construction and operation, and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

As a mineral exploration and development company, the Company may compete with other entities in the mineral exploration and development business in various aspects of the business including: (a) seeking out and acquiring mineral exploration and development properties; (b) obtaining the resources necessary to identify and evaluate mineral properties and to conduct exploration and development activities on such properties; and (c) raising the capital necessary to fund its operations. The mining industry is intensely competitive in all its phases, and the Company may compete with other companies that have greater financial resources and technical facilities. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future or to raise the capital necessary to continue with operations.

Cycles

The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance the Company on favourable terms is also affected by worldwide economic cycles.

Environmental Protection

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its properties that may result in material liability to the Company.

Employees

As of April 30, 2021, the Company had two full-time employees and four consultants at its head office in Vancouver, Canada.  The Company had sixty-one full-time employees and seventeen consultants at its offices in Mazatlán, Mexico.

Foreign Operations

The Panuco-Copala Property is the Company's material property. The Panuco-Copala Property is located in Sinaloa, Mexico. As such, the Company's operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

Reorganizations

There have been no material reorganizations of or involving the Company within the three most recently completed financial years or currently proposed for the current financial year.

Social or Environmental Policies

At its current stage of development and activities (i.e., drilling, prospecting and development), the Company has limited financial obligations in meeting applicable environmental standards. This will change as the Company advances its projects. Environmental regulations that are applicable to the Company cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. While the Company does not currently expect the impact of costs and other effects related to compliance with environmental, health and safety regulations to have a material adverse effect on the Company's financial condition or results of operations, such regulations are evolving in a manner which is likely to result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. Furthermore, an environmental, safety or security incident could impact the Company's reputation in such a way that the result could have a material adverse effect on its business and on the value of its securities.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties. Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties, the following risk factors, among others, will apply:

Resource Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices

Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Financing Risks

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to a number of factors, such as the results of ongoing exploration activities (positive or negative), changes in the nature of mineralization encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition and results of operations.

Mining Industry is Intensely Competitive

The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Government Regulation

Any exploration, development or mining operations carried on by the Company, will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of  lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Public Health Crises, including the COVID-19 Pandemic

COVID-19 has threatened a slowdown in the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy is uncertain, the rapid spread of COVID-19 may have an adverse effect on the Company's financial position. The extent to which COVID-19 may impact the Company's business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions, physical distancing, business closures or business disruptions and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact as of the date of approval of these condensed interim consolidated financial statements, continuation of the prevailing conditions could have a significant adverse impact on the Company's financial position and results of operations for future periods.

Foreign Countries and Political Risk

Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Regulatory Requirements

The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

No Assurance of Profitability

The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its Common Shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favorable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers for other public and private companies, including companies in which the Company has invested in, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, and to the extent that such companies may receive funds from the Company, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The Business Corporations Act (British Columbia), which governs the Company, requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the Company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Key Executives and Outside Consultants

The Company is dependent upon the services of key executives, including the directors of the Company, and will be dependent on a small number of highly skilled and experienced executives and personnel if development plans progress at the Panuco-Copala Property. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

The Company has also relied upon outside consultants, geologists, engineers and others and intends to rely on these parties for their exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves estimates through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes and to develop the development, exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Potential Volatility of Market Price of Common Shares and Related Litigation Risks

Securities of publicly listed companies such as the Company have, from time to time, experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. In addition, the market price of the Common Shares is likely to be highly volatile. Factors such as gold prices, the average volume of shares traded, announcements by competitors, changes in stock market analysts' recommendations regarding the Company and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the Company's Common Shares. It is likely that the Company's results or development and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial position and results of operations.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company's ability to raise capital through future sales of common shares. The Company has previously completed private placements at prices per share which may be, from time to time, lower than the market price of the common shares. Accordingly, a significant number of the Company's shareholders at any given time may have an investment profit in the common shares that they may seek to liquidate.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date.  The Company currently plans to retain all future earnings and other resources, if any, of the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Company's board of directors (the "Board") after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

The Company's management consider the risks disclosed to be the most significant to potential investors of the Company, but not all risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company's securities could decline and investors may lose all or part of their investment.

Material Mineral Projects

As at the date of this AIF, the Panuco-Copala Property is the Company's only material property.

The Panuco-Copala Property

In accordance with the instructions set out in Section 5.4 of Form 51-102F2 - Annual Information Form, the Company has reproduced below the summary from the Technical Report on the Panuco-Copala Property dated with an effective date of March 1, 2022 and prepared for the Company by Tim Maunula, P.Geo~~,~~ . of T. Maunula & Associates Consulting Inc. ("TMAC") and Kevin Murray, P.Eng. of Ausenco Engineering Canada Inc. ("Ausenco"). Reference should be made to the full text of the Technical Report, which is incorporated by reference in its entirety into this AIF, and which is available for review under the Company's profile on SEDAR at www.sedar.com.

Property Description, Location, and Ownership

The Panuco-Copala Property is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco-Copala Property is centred at 23 18' north latitude and 105 56' west longitude on map sheets F13A-37. The Panuco-Copala Property comprises 105 approved mining concessions in nineteen blocks, covering a total area of 5,433 hectares (ha), and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by the Company.

Accessibility, Local Resources, and Infrastructure

The Panuco-Copala Property area is accessed heading east from Mazatlán via Federal Highway 15 to Villa Union, then east on Highway 40 for 56 km (one-hour drive). Highway 40 crosscuts the Panuco-Copala Property area and most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season. Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 240 kV capacities.

The Panuco-Copala Property is in the Concordia municipality, which has a population of approximately 27,000. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Panuco-Copala Property with a local source of knowledgeable labour and contract mining services.

Geology Setting

Regional Geology

The Panuco-Copala Property is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans- Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene; it has been divided into two main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises an intermediate intrusive suite including the Sonora, Sinaloa, and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora, and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago (Ma).

The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic lavas were extruded in two episodes, from about 35 to 29 Ma and 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift zone and subsequent extensional basins that developed between about 27 and 15 Ma containing continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwesttrending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids~~.~~, phyllitic sandstones, quartzites, and schists ranging from Jurassic to Early Cretaceous (Montoya-Lopera et al., 2019).

Mineralization

Mineralization on the Panuco-Copala Property comprises several epithermal quartz veins. The Company and previous workers have traced approximately 75 km of cumulative strike length of these veins. Individual vein corridors are up to 7.6 km long and range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration is commonly in contact with clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The Mineral Resource includes eight mineralized vein systems grouped as domains: the Napoleon, Josephine, Napoleon hanging wall veins; the Tajitos, Vein 3, and Copala veins; the San Antonio vein; and the Rosarito vein. These domains are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from sub-metres to tens of metres.

Exploration

The Company commenced exploration on its Panuco-Copala Property in July 2019. This work has comprised geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling, and has outlined numerous targets for further testing.

Geological mapping and prospecting are key ongoing processes in exploring and understanding the geology of the Panuco-Copala Property. Rock and soil sampling is usually conducted in conjunction with geological mapping and prospecting. Overall, 3,777 rock samples have been collected from surface and underground exposures.

Geophysics has been a tool to help identify targets on the Panuco-Copala Property. Techniques used on the property include airborne magnetics producing first derivative, residual-signal, reverse to pole, and analytical signal maps. Electromagnetic surveys have also been conducted on the property. In addition to the magnetic surveys, The Company has been collecting magnetic susceptibility readings from most of the drill core. Electromagnetic surveys have also been used for exploration and targeting.

Drilling

Since November 2019, twenty-two prospects have been drill-tested. They are Los Generales, Rosarito, Cuevillas, La Negra, Josephine, Ojo de Agua, La Pipa, Mariposa, Paloma, Honduras, San Carlos, Tajitos, Peralta, Broche del Oro, Aguita Zarca, and the seven prospects making up the Napoleon vein- Gallinero Sur, Gallinero, Napoleon, Limoncito, Papayo, Venadillo, and Estrella.

The Mineral Resource database contains 442 holes, for 124,610.9 m of HQ- and NQ-diameter drilling, with less PQ-diameter drilling. The Company has continued to drill at the Panuco-Copala Property since the data cut off for the Mineral Resource estimate.

Sample Preparation, Analysis, and Security

The Company maintain their core logging facility and longer -term core storage area in Concordia, Sinaloa. Sample preparation is carried out at ALS in Zacatecas, and sample pulps are forwarded to ALS in North Vancouver for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified.

Silver and base metals are analyzed using a four-acid digestion with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with AA finish (ALS Method Code OG62). For silver assays between 1500 ppm and 10,000 ppm, fire assay with gravimetric finish conducted on 30 g sample was used (ALS Method Code Ag-GRA21). Gold was assayed by 30 g fire assay with AA spectroscopy finish (ALS Method Code AuAA23). Gold over-limit values (>10 ppm) are retested with fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Data Verification

TMAC conducted data verification during the Mineral Resource estimate. This included the built-in checks associated with importing data into GEMS, random checks of database assays compared with assay certificates, and review of the QA/QC performance. The data verification was supported by the site visit conducted between September 28, 2021 to October 1, 2021 (TMAC, 2021). Exploratory data analysis is an additional component of the data verification process.

Metallurgical Testwork

A metallurgical test program was developed on drill core samples taken from the Napoleon vein to support the Panuco-Copala Property evaluation. The testwork was carried out from August 2021 to January 2022 by ALS Metallurgy located in Kamloops, Canada.

The drill core sample used in the testing program consisted of 330 kg from 108, half HQ drill core intervals. A total of 11 composite samples were prepared from the drill core and used in the metallurgical testwork.

The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade and potential dilution. The selected mineralized drill holes were within the area of the potentially minable material and are believed to be representative of the material with a cut off grade of 127 g/t silver (Ag) and 2.77 g/t gold (Au).

The testwork was performed to characterize the mineralization chemically and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals. The testwork program undertaken included:

  Chemical and mineralogical analysis of the feed samples

  Preliminary comminution test

  Investigation of metal pre-concentration through flotation

  Investigation of cyanidation leaching for the whole ore and bulk concentrates from flotation tests

  Study of gold and silver gravity concentration.

These tests provided a basic understanding of the response from the samples to the test program and will allow for process options to be further evaluated in future work. Highlights of the conducted testwork include:

  Gravity Recoverable Gold (GRG) testing yielded recovery of 29% Ag and 40% Au.

  Open circuit rougher bulk flotation testing yielded recoveries of up to 93% for silver (Ag), 90% Au (Au), 94% lead (Pb), and 94% Zn (Zn).

  Open circuit cleaner bulk flotation testing (with one cleaning stage) yielded recoveries of up to 89% Ag, 88% Au, 87% Pb, and 90% Zn, respectively.

  Open circuit rougher sequential flotation testing has produced:

- Rougher lead concentrate with a recovery of 79% Ag; 80% Au; 93% Pb and 24% Zn, respectively.

- Rougher zinc concentrate with a recovery of up to 9% Ag; 8% Au; 3% Pb and 72% Zn, respectively

  Open circuit cleaner bulk flotation testing (with one cleaning stage) has produced:

- Cleaner lead concentrate with a recovery of up to 71% Ag, 76% Au, 87% Pb, and 12% Zn.

- Cleaner zinc concentrate with a recovery of up to 8% Ag, 7% Au, 2% Pb, and 71% Zn.

  Cyanide leaching of the bulk sulphide rougher concentrate exhibited recoveries of 80.5% for silver and 86.8% for the gold, respectively.

  Direct cyanide whole ore leach tests yielded recoveries of up to 87% Ag and 93% Au after 48 hours retention time.

  Cyanide leaching of the bulk sulphide rougher concentrate exhibited recoveries of 80.5% for silver and 86.8% for the gold, respectively.

Sequential lead/zinc flotation followed by cyanidation of a pyrite rougher concentrate have resulted in a combined flotation and leach recovery of 83% Ag and 87% Au, respectively.

Mineral Resource Estimates

TMAC prepared a maiden Mineral Resource estimate for the Panuco-Copala Property consisting of Indicated and Inferred Resources. Mr. Tim Maunula, P.Geo., Principal Geologist for TMAC, was the QP responsible for the completion of the 2022 Mineral Resource estimate for the Panuco-Copala Property . The effective date of the 2022 Mineral Resource estimate is March 1, 2022.

The 2022 Mineral Resource estimate is based on drill-hole data provided by the Company from surface diamond drill programs completed between 2019 and 2021. The cut-off date for assay data used in the 2022 Mineral Resource estimate was November 30, 2021.

The silver-gold-lead-zinc mineralization for the Panuco-Copala Property was modelled in four prospect areas of mineralization: Napoleon, Tajitos, Cordon del Oro and Animas. The mineralization was modelled in Seequent Leapfrog GEO v2021.1 (Leapfrog). Grades were estimated within each mineralization wireframe separately using Geovia GEMS 6.8.3 Desktop (GEMS).

Mineral Resource Statement

The maiden 2022 Mineral Resource estimate is reported in Table 1-1, as prepared by TMAC for the Panuco-Copala Property (effective date March 1, 2022).

The Mineral Resource estimates were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The 2022 Mineral Resource estimate was reported at a 150.0 g/t AgEq cut-off grade for Mineral Resources which are amenable to underground extraction.

The cut-off grade used for the 2022 Mineral Resource estimates is 150.0 g/t AgEq based on the Company's estimated break-even operating expenditure cost of US$95/t. Assumed recoveries were 93% for silver, 90% for gold, and 94% for both lead and zinc. Mineral Resource estimates can be sensitive to the reporting cut-offs used.

Recommendations

Mineral Resource Recommendations

The maiden MRE and associated interpretated mineralization provides guidance for continued exploration of the Panuco-Copala Property . TMAC recommends the following work which can potentially improve upon the 2022 MRE:

  Continue drilling on the four Prospect Areas targeting both infill to upgrade resource classification and step-out drilling to expand the Mineral Resource

  Identify target areas in zones of mineralization outside of the four Prospect Areas to expand the Mineral Resource

  Collect additional density samples of host lithologies and mineralization

  Update topography using Lidar survey.

Operations Recommendations

Other engineering and processing work could be carried out to develop the Panuco-Copala Property . Ausenco recommends the following work:

  Additional drilling to collect approximately 500 kg of core samples, spatially and lithologically representing the first five years of a potential mine plan.

  Further metallurgical testwork to better understand the continuity of the Napoleon deposit regarding the metallurgical response and to optimize the flowsheet.

In addition, further engineering work including mine design and development are needed.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

Common Shares

The Company's authorized capital consists of an unlimited number of Common Shares without par value. As of April 30, 2021, a total of 94,068,744 Common Shares were issued and outstanding. As of the date of this AIF, a total of 148,288,357 Common Shares are issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of Common Shares have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Warrants

There were 22,757,961 Common Share purchase warrants ("Warrants") outstanding as of April 30, 2021, exercisable into 22,757,961 Common Shares, with a weighted average exercise price of $1.86 per Common Share. As of the date of this AIF, there are 33,262,348 Warrants outstanding, exercisable into 33,262,348 Common Shares, with a weighted average exercise price of $2.77 per Common Share, which would result in $92,031,076 cash proceeds to the Company, if exercised.

Stock Options

The Company has approved an incentive share option plan (the "Stock Option Plan"), for the employees, directors, officers, consultants and employees of a person or company which provides management services to the Company or its associated, affiliated, controlled and subsidiary companies (the "Participants"), to grant such Participants stock options to acquire up to 10% of the Company's issued and outstanding Common Shares from time to time. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.  The Stock Option Plan provides that the directors of the Company may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Stock Option Plan. The exercise price of an option issued under the Stock Option Plan is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Stock Option Plan by reason of death, retirement or otherwise.

The Stock Option Plan provides for the following restrictions: (i) no Participant may be granted an option if that option would result in the total number of stock options granted to the Participant in the previous 12 months, exceeding 5% of the issued and outstanding Common Shares unless the Company has obtained disinterested shareholder approval in accordance with TSXV Policies; (ii) the aggregate number of options granted to Participants conducting Investor Relations Activities (as defined in TSXV Policies) in any 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the time of grant; and (iii) the aggregate number of options granted to any one consultant in any 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the time of grant.

In addition, options granted to consultants conducting Investor Relations Activities (as defined in TSXV Policies) will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting or such longer vesting.

There were 9,090,000 options outstanding as of April 30, 2021, exercisable into 6,509,000 Common Shares, with a weighted average exercise price of $1.00 per Common Share. As of the date of this AIF, there are 14,492,972 options outstanding, exercisable into 9,415,861 Common Shares with a weighted average exercise price of $1.41 per Common Share, which would result in $13,276,364 cash proceeds to the Company, if exercised. 4,145,000 options outstanding are exercisable into one Common Share for a period of nine years and are fully vested.  5,270,861 options outstanding are exercisable into one Common Share for a period of up to five years.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV under the trading symbol "VZLA".  The following table sets forth the high and low trading prices and trading volume of the Common Shares for its most recently completed financial year and as at the date of this AIF as reported by the TSXV for the periods indicated:

Period	High ($)	Low ($)	Volume
April 1-19, 2022	2.53	2.24	2,402,299
Mar-22 (1)	2.85	2.29	5,263,562
Feb-22	2.77	2.25	3,238,490
Jan-22	3.25	2.31	2,774,366
Dec-21	3.08	2.43	2,648,352
Nov-21	3.45	2.65	5,200,569
Oct-21	3.11	2.10	3,883,115
Sep-21	2.70	2.03	3,924,556
Aug-21	2.65	1.95	2,775,237
Jul-21	2.62	2.18	3,720,110
Jun-21	2.67	2.14	5,753,679
May-21	2.86	1.88	12,591,769
Apr-21	2.12	1.54	4,916,418
Mar-21	1.63	1.26	4,442,736
Feb-21	1.79	1.40	7,528,006
Jan-21	1.88	1.40	7,046,077
Dec-20	1.73	1.29	5,682,823
Nov-20	1.79	1.32	4,555,016
Oct-20	1.93	1.36	7,057,284
Sep-20	1.87	1.35	7,808,475
Aug-20	2.79	1.57	12,441,321
Jul-20	2.93	0.88	25,323,048
Jun-20	0.98	0.40	15,819,756
May-20	0.64	0.42	9,343,528

Notes:

(1) Trading of the Common Shares on the TSXV was halted on March 1, 2022 with respect to a restated maiden mineral resource estimate for the Panuco Copala Property .

PRIOR SALES

During the year ended April 30, 2021, the Company issued the following securities that are not listed or quoted on a marketplace:

Warrants

During the Company's most recently completed financial year, 17,890,732 Warrants were issued. Since May 1, 2021, 16,222,400 Warrants have been issued.

As of the date of this AIF, there are Warrants outstanding to purchase 33,262,350 Common Shares.

Stock Options

During the Company's most recently completed financial year, 5,838,000 incentive stock options ("Options") were granted, and since May 1, 2021, a further 6,674,000 Options have been granted as follows:

Date of Grant	Number of Options Granted	Exercise Price	Expiry Date
01-Dec-20	100,000	$1.40	01-Dec-25
12-Jan-21	60,000	$1.64	12-Jan-26
17-Feb-21	2,132,722	$1.44	17-Feb-26
22-Jun-21	4,150,000	$2.22	22-Jun-26
12-Jul-21	220,000	$2.34	12-Jul-26
27-Jul-21	139,000	$2.34	27-Jul-26
24-Sep-21	2,165,000	$2.25	24-Sep-26

As of the date of this AIF, there are Options outstanding to purchase an aggregate of 9,415,861 Common Shares.

ESCROWED SECURITIES

The following table shows the number and percentage of common shares held, to the Company's knowledge, in escrow or subject to a contractual restriction on transfer as at April 30, 2021:

Designation of Class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common Shares	532,500[1]	0.57%
Common Shares	1,500,000[2]	1.59%

Notes:

(1) These Common Shares are being held in escrow by Computershare pursuant to an escrow agreement dated September 5, 2018 that was entered into in connection with the Company's IPO.  The release schedule is as follows: 10% of Common Shares were immediately released, 16,67% of the remaining balance of escrowed Common Shares were released at six months, 20% of the remaining balance of escrowed Common Shares were released at 12 months, 25% of the remaining balance of escrowed Common Shares are released at 18 months, 33.33% of the remaining balance of escrowed Common Shares are released at 24 months, 50% of the remaining balance of escrowed Common Shares are released at 30 months, and the remaining balance of escrowed shares are released at 36 months.  As of the date of this AIF, there are 1,095,000 remaining Common Shares in escrow under the agreement.

(2) These Common Shares are held in escrow by Computershare pursuant to an escrow agreement dated January 8, 2019 that was entered into in connection with the Company's acquisition of NorthBase.  The release schedule is as follows: 16.67% of escrowed shares were released at 6 months, 20% of the remaining balance of escrowed shares were released at 12 months, 25% of the remaining balance of escrowed shares are released at 18 months, 33.33% of the remaining balance of escrowed shares are released at 24 months, 50% of the remaining balance of escrowed shares are released at 30 months, and the remaining balance of escrowed shares are released at 36 months.  As of the date of this AIF, there are no remaining shares in escrow for this particular agreement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out the names of the directors and officers of the Company as at the date of this AIF and their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Director or Officer Since	No. and Class of Securities(1)	Percentage of Class(2)
Michael Konnert British Columbia, Canada President and CEO	Mr. Konnert is the founder of Vizsla Silver Corp. and he is currently the Chief Executive Officer and a Director of the Company. Mr. Konnert is co-founder and Managing Partner of Inventa Capital Corp. Previously, he co-founded CobaltOne Energy Corp., a cobalt exploration company, which he led as CEO and sold to Blackstone Minerals in 2017. Mr. Konnert is an advisor to several companies and he serves on various boards as a director.	September 26, 2017	2,341,301 (Direct)	1.58%
Craig RGAndrew Parry British Columbia, Canada Director	Mr. Parry is the Chairman of Vizsla Silver Corp. He is the co-founder and Managing Partner of Inventa Capital Corp. and he serves on various boards as a director or Chairman. He was a founder, CEO and/or director of ISOEnergy Ltd, NexGen Energy Ltd, EMR Capital, Tigers Realm Coal, Tigers Realm Minerals and G-Resources Group. He worked for Rio Tinto from 2000-2008.	December 18, 2018	8,292,485 (Direct)	5.59%
Simon Cmrlec(3) (4) British Columbia, Canada Director	Mr. Cmrlec is currently Chief Operating Officer at Ausenco Limited. He was previously President, Americas and previous to that President, North America at Ausenco Limited.	February 21, 2019	1,018,600 (Direct)	0.69%
Stuart Smith(3) (4) NSW, Australia Director	Mr. Smith is a geological advisor and currently a director of Vizsla Silver Corp. He was the Technical Director - Strategy and New Projects, Exploration for Teck Resources Ltd. until December 2018.	February 22, 2019	400,000 (Direct)	0.27%

Mahesh Liyanage British Columbia, Canada Chief Financial Officer	Mr. Liyanage is the CFO of Vizsla Silver Corp. He was most recently with Evrim/Orogen and in the past he had worked with the Manex Resource Group.	December 1, 2020	12,240 (Direct)	0.01%
Charles Funk British Columbia, Canada Director and Technical Director	Mr. Funk is currently a director of Vizsla Silver Corp. He has over 15 years of industry experience for major and junior mining and companies including Newcrest Mining and Evrim Resources. Charles is a geologist specializing in business development for gold, silver and copper projects from early stage to production.	June 19, 2019	211,400 (Direct)	0.14%
Harry Pokrandt (3)(4)(5) British Columbia, Canada Director

Mr. Pokrandt is a director for Vizsla and is a current director of Kore Mining Ltd. and the Chairman for Mayfair Gold Corp. Previously he was managing director of Macquarie Capital Markets Canada Ltd. from 1985 to 2015 and former CEO of HIVE Blockchain Technologies Ltd.

		November 23, 2021	352,500 (Direct) 87,500 (Indirect)	0.24% 0.06%
Veljko Brcic British Columbia, Canada VP, Corporate Dev.	Mr. Brcic is currently VP of Corporate Development for Vizsla Silver Corp. and previous to that he was Senior Associate of the investment team at Pala Investments.	October 1, 2021	Nil	Nil
Jennifer Hanson British Columbia, Canada Corporate Secretary	Ms. Hanson is currently Corporate Secretary for Vizsla Silver Corp. She serves as Corporate Secretary for various public companies.	December 18, 2018	32,028	0.02%

Martin Dupuis British Columbia, Canada VP, Technical Services	Mr. Dupuis is currently VP of Technical Services for Vizsla Silver Corp. Previously he was the Former Director of Geology with Pan American Silver, Technical Services Manager with Aurico Gold, and Chief Geologist at several other operations.	January 28, 2021	15,000 (Direct)	0.01%
Michael Pettingell British Columbia, Canada VP, Business Development and Strategy	Mr. Dupuis is currently VP of Technical Services for Vizsla Silver Corp. Prior to joining Vizsla, Michael spent the last four years working in equity research at Canaccord Genuity covering junior precious and base metal explorers and developers in the mining and metals sector. Prior to Canaccord, Mr. Pettingell worked for Hecla Mining.	July 27, 2021	17,500	0.01%

Notes:

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.

(2) Based upon the 148,288,357 Common Shares issued and outstanding as of the date of this AIF.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee

(5) Chairman of the Audit Committee

As at the date of this AIF, 12,780,554 Common Shares of the Company are beneficially owned, directly or indirectly, by the directors and executive officers as a group, representing approximately 8.62% of the issued and outstanding voting securities of the Company.

Director Biographies

Michael Konnert, Director, President and Chief Executive Officer

Mr. Konnert is co-founder and Partner of Inventa Capital Corp., a private natural resource investment company and President and CEO of Vizsla Silver  Corp (TSX-V:VZLA). Previously, he was co-founder and CEO of Cobalt One Energy Corp. which was acquired by Blackstone Minerals Ltd. (ASX-BSX) in 2017. He has nearly a decade of experience in the natural resources industry, specifically in executing successful corporate strategies for mineral exploration companies. Mr. Konnert started his career with Pretium Resources Inc. (TSX-PVG) shortly after their $265M IPO. Following that, he spent three years with Riverside Resources Inc. (TSXV-RRI). Mr. Konnert holds a BCom from Royal Roads University and a Diploma in Entrepreneurship from the British Columbia Institute of Technology.

Craig Parry, Director

Mr. Parry has over 18 years in the resources sector. Mr. Parry is co-founder and Partner of Inventa Capital Corp., a private natural resource investment company. Mr. Parry is a founding shareholder of EMR Capital and former senior advisor to the Fund. He was a co-founder of the Tigers Realm Group and was appointed to the Boards of Tigers Realm Minerals, Tigers Realm Metals and NexGen Energy Ltd. (as it then was prior to the Qualifying Transaction) in 2011. Mr. Parry was appointed to the role of CEO of Tigers Realm Coal in 2012. Mr. Parry, as an exploration and business development geologist, was responsible for the business development activities of the Tigers Realm Group since inception in 2008. Prior to joining Tigers Realm, Mr. Parry was the Business Development Manager for G-Resources Limited responsible for mergers and acquisitions and Principal Geologist - New Business at Oxiana Limited responsible for strategy and business development initiatives in bulk and energy commodities. At Rio Tinto he led exploration programs for iron ore, copper, diamonds, coal and bauxite in Australia, Asia and South America and was Principal Geologist for the Kintyre Uranium project pre-feasibility study. Mr. Parry holds an Honours Degree in Geology and is a Member of the AusIMM.

Simon Cmrlec, Director

Mr. Cmrlec is currently President, Americas at Ausenco, one of the world's foremost EPCM companies. In his role he leads teams across Canada, USA, Brazil, Chile, Peru and Argentina.

Mr. Cmrlec began his career with Western Mining at its Olympic Dam Operations in South Australia where he held a number of technical and operations roles.  He was one of the Owners Representatives for the Olympic Dam Expansion Project (ODP) where he was involved in the design, construction and commissioning of the Smelter and Hydrometallurgical facilities.  Following the completion of the ODP project Mr. Cmrlec joined Kvaerner and was involved in the construction and commissioning of various base metals, iron ore and gold projects in the US, South America, Middle East and South Africa.  In 2001 he joined Inco on the Goro Nickel project in New Caledonia as the Project Manager responsible for the Refinery facility. Mr. Cmrlec held a number of roles on the Goro Nickel project including Senior Project Manager and Construction director in his eight years there.  Mr. Cmrlec joined Ausenco in 2009 and has held a number of positions with the company including President, Program Management and President APAC/Africa before moving to Canada in 2015 to take up his current role.

Mr. Cmrlec attended the Gartrell School of Mining, Metallurgy and Applied Geology at the University of South Australia and graduated with a B.Eng (Hons) in Metallurgical Engineering in 1994.

Stuart Smith, Director

Mr. Smith has 30 years global exploration experience spanning the spectrum from global project generation to mine geology with a track record of discovery in brownfields and greenfields arenas.

Most recently Mr. Smith was Technical Director - Strategy & New Projects for Teck Resources Ltd., based in Vancouver, Canada. In this role Mr. Smith lead the team with global responsibility for new exploration project review and capture.  Prior to that Mr. Smith held the role of Specialist - Global Copper for Teck, based in Santiago, Chile in which he had responsibility for Teck's global Cu exploration portfolio.  Prior to joining Teck, Mr. Smith was Chief Geologist for the Oxiana-OZ Minerals-MMG group of companies and subsequently with the founders of Oxiana in the G-Resources, Tigers Realm and EMR companies. In these roles Mr. Smith was responsible for activities across the full spectrum from global project identification and review to brownfields exploration and in-mine resource evaluation

Mr. Smith holds a BSc (Hons 1) degree from the University of New England, Armidale, Australia and a PhD from CODES at the University of Tasmania, Australia.

Charles Funk, Director and Technical Director

Mr. Funk has over thirteen years of industry experience, most recently as the Vice President of New Opportunities and Exploration at Evrim Resources. Previously, Mr. Funk worked as a geologist and geophysicist for Newcrest Mining and Oxiana/OZ Minerals with a focus on business development and early stage exploration in North and South America, Australia and South-East Asia. Mr. Funk also has a wide range of experience in porphyry, epithermal and Iron Oxide Copper Gold (IOCG) deposits in both North and South America and the Asia-Pacific region.

Harry Pokrandt, Director

Mr. Pokrandt is a Capital Markets Executive with 30+ years experience in mining and technology. He is a former Managing Director at Macquarie Capital Markets, CEO of Hive Block chain, Director of Kore Mining, Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Common Shares to materially affect the control of the Company, nor a personal holding company of any of them,

(a) is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject  to  or  instituted  any  proceedings,  arrangement,  or  compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Mahesh Liyanage was the Chief Financial Officer of Synodon Inc. from March 1, 2016, to November 17, 2016. On November 30, 2016, a Receiver was appointed under the Bankruptcy and Insolvency Act (Canada) pursuant to a Court Order of the Court of Queen's Bench of Alberta and on May 8, 2017 Synodon Inc. was cease traded by the Alberta Securities Commission.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a security's regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees ("NI 52-110") the  Company

is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee's Charter is attached as Appendix "A" to this AIF.

Composition of the Audit Committee

The Company's audit committee consists of Harry Pokrandt, Simon Cmrlec and Stuart Smith. All members of the audit committee are independent of the Company. Mr. Pokrandt is the Chairman of the Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee has considerable experience participating in the management of private and/or publicly traded companies and has the ability to read and understand financial statements that present the breadth and level of complexity of accounting issues that would generally be expected to be raised by the Company's financial statements. See "Directors and Officers - Director Biographies" for additional information on each director's education and experience.

Each Audit Committee member has had extensive experience reviewing financial statements. Each member has an understanding of the Company's business and has an appreciation for the relevant accounting principles for that business.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on: (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

For the year ended April 30, 2021, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Pre-Approval Policy and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table sets forth the fees paid by the Company and its subsidiaries to MNP LLP for services rendered in the years ended April 30, 2021 and April 30, 2020:

Category	Year ended April 30, 2021	Year ended April 30, 2020
Audit Fees(1)	$58,000	$52,000
Audit Related Fees(2)	45,500	8,000
Tax Fees(3)	5,500	2,125
All Other Fees(4)	7,245	4,200
Total	$116,245	$66,325

Notes:

(1) "Audit fees" include aggregate fees billed by the Company's external auditor in each of the last two fiscal years for audit fees.

(2) "Audit related fees" include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit fees" above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax fees" include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All other fees" include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than "Audit fees", "Audit related fees" and "Tax fees" above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended April 30, 2021.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended April 30, 2021.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company did not enter into any material contracts during the year ended April 30, 2021.

INTERESTS OF EXPERTS

MNP LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Tim Maunula, P.Geo. of T. Maunula & Associates Consulting Inc. and Kevin Murray, P.Eng. of Ausenco Engineering Canada Inc. prepared the Technical Report. To management's knowledge, Messrs.  Maunula  and Murray do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's Stock Option Plan, as applicable, is contained in the Company's information circular and its Statement of Executive Compensation dated October 27, 2021, both of which may be viewed on SEDAR (www.sedar.com).

Additional financial information is provided in the Company's audited financial statements and the Management's Discussion and Analysis of the Company for the year ended April 30, 2021, a copy of which may be requested from the Company's head office, or may be viewed on SEDAR (www.sedar.com).

APPENDIX "A"

AUDIT AND RISK COMMITTEE CHARTER

ARTICLE 1

PURPOSE

1.1 The Audit and Risk Committee (the "Committee") of the Board of Directors (the "Board") of Vizsla Silver Corp. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities. The overall purpose of the Committee is (i) to ensure that the Company's management has designed and implemented an effective system of internal financial controls, (ii) to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, (iii) to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information, and (iv) to oversee the external auditor's qualification and independence and the performance of the external auditors. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each member of the Committee will obtain an understanding of the responsibilities of the Committee membership as well as the Company's business, its operations and related risks.

ARTICLE 2

COMPOSITION, PROCEDURE, AND ORGANIZATION

2.1 The Committee shall consist of at least three members of the Board (each a "Committee Member" or "Member"). Each Committee Member shall be an "independent director" as determined in accordance with applicable legal requirements for audit committee service, including the requirements of the National Instrument 52-110  of the Canadian Securities Administrators ("NI 52-110") and Rule 10A-3(b) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act"), as such rules are revised, updated or replaced from time to time.

2.2 If, a Member ceases to be independent for reasons outside the member's reasonable control, the member is exempt from the requirements in NI  52-110 or Rule 10A-3(b) of the Exchange Act for a period ending on the later of:

a) the next annual meeting of the issuer; and

b) the date that is six months from the occurrence of the event which caused the member to not be independent.

2.3 All members of the Committee shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-1101 and the Exchange Act, as revised, updated or replaced from time to time.

2.4 The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.5 Unless the Board shall have appointed a Chair of the Committee, the members of the Committee shall elect a Chair of the Committee by majority vote of the full membership of the Committee.

2.6 The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

2.7 The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

2.8 Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as maybe requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

2.9 The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

2.10 The Committee will conduct and review with the Board annually an evaluation of the Committee's performance with respect to the requirements of this Charter. This evaluation should also set forth the goals and objectives of the Committee for the upcoming year. The Committee may conduct this performance evaluation in such manner as the Committee, in its business judgment, deems appropriate.

ARTICLE 3

ROLES AND RESPONSIBILITIES

3.1 The overall duties and responsibilities of the Committee shall be as follows:

(a) to report regularly to the Board and to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and interim consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's external auditors and assess their performance;

(c) to set clear hiring policies for employees or former employees of the external auditors;

(d) to review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations, and report to the Board on any approved transactions.

(e) to review with management and the external auditors, the financial reporting of any transactions between the Company and any officer, director or other "related party" (including significant shareholder) or any entity in which any person has a financial interest and any potential conflicts of interest;

(f) to ensure that the management of the Company has designed, implemented, and is maintaining an effective system of internal financial controls and to discuss policies with respect to risk assessment and risk management;

(g) to prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K under the U.S. Securities Act of 1933, as amended;

(h) to oversee procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting of auditing matters, pursuant to the Company's whistleblower policy;

(i) to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with the external auditors;

(j) to review with the external auditors any audit problems or difficulties and management's response; and

(k) to report regularly to the Board on the fulfilment of its duties and responsibilities.

3.2 The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit, the contents of their report (such report to be provided at least annually), including and as well as:

(i) the scope and quality of the audit work performed;

(ii) the adequacy of the Company's financial and auditing personnel;

(iii) co-operation received from the Company's personnel during the audit;

(iv) internal resources used;

(v) significant transactions outside of the normal business of the Company;

(vi) the Company's internal quality-control procedures;

(vii) any material issues raised by the most recent internal quality-control review, or peer review, of the Company, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors,

(viii) any steps taken to deal with any such issues, and (to assess the external auditor's independence) all relationships between the external auditors and the Company;

(ix) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(x) the non-audit services provided by the external auditors;

(e) to meet to review and discuss the Company's annual audited financial statements and quarterly financial statements with management and the external auditors, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

(f) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(g) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.3 The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

3.4 The Committee is also charged with the responsibility to:

(a) review and approve the Company's annual and interim financial statements and related Management's Discussion & Analysis ("MD&A"), including the impact of unusual items and changes in accounting principles and estimates;

(b) review and approve the financial sections of any of the following disclosed documents prepared by the Company:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) annual MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company;

(vi) financial information and earnings guidance provided to analysts and rating agencies; and

(vii) other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review any significant tax exposures and tax planning initiatives intended to promote compliance with applicable laws while minimizing tax costs;

(f) review and report on the integrity of the Company's consolidated financial statements;

(g) review the minutes of any audit committee meeting of subsidiary companies;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the principal risks of the Company's business and operations, and any other circumstances and events that could have significant impact on the Company's assets and shareholders;

(j) assessing the Company's risk tolerance, the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks;

(k) monitoring reporting trends on emerging risks and making recommendations to management on implementation of appropriate measures to manage and disclose such risks;

(l) reviewing with senior management annually, the Company's insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage;

(m) reviewing the Company's cybersecurity, privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its information systems and Company data;

(n) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(o) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

3.5 Without limiting the generality of anything in this Charter, the Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee, and

(c) to communicate directly with the external auditors.

ARTICLE 4

EFFECTIVE DATE

4.1 This Charter was adopted by the Board on May 22, 2018.

4.2 This Charter was reviewed and amended on October 15, 2021.